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         RESOLVED, that a new sentence be added to Section 4.3 of the Company's
Long-Term Incentive Plan reading as follows:

           In the event of a Change in Control of the Corporation subsequent to shares of Common Stock being allocated to a Participant but prior to such shares being granted as Restricted Stock, such shares of Common Stock shall be deemed to have been earned by the Participant and certificates representing such shares of Common Stock shall be delivered to the Participant in accordance with Section 4.8.